Exhibit 12.1

Acadia Healthcare Company, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(Dollars in thousands)

	Year Ended December 31,
	2009	2010	2011	2012	2013
EARNINGS:
Income (loss) from continuing operations before income taxes	$2,811	$7,158	$(38,466)	$32,829	$69,245
Fixed charges, exclusive of capitalized interest (a)	953	1,018	10,338	31,360	39,281

Earnings (loss)	$3,764	$8,176	$(28,128)	$64,189	$108,526

FIXED CHARGES:
Interest charged to expense (b)	$776	$760	$9,223	$29,792	$37,271
Interest portion of rent expense (c)	177	258	1,115	1,568	2,010

Fixed charges, exclusive of capitalized interest	953	1,018	10,338	31,360	39,281
Capitalized interest	—	—	—	—	—

Total fixed charges	$953	$1,018	$10,338	$31,360	$39,281

Ratio of earnings to fixed charges	3.95x	8.03x	n/a	2.05x	2.76x

Amount by which earnings are inadequate to cover fixed charges	n/a	n/a	38,466	n/a	n/a

(a)	Calculated in fixed charges section below.
(b)	Interest charged to expense excludes interest income and includes amortization of debt issuance costs.
(c)	The interest portion of rent expense is estimated to be 20% of consolidated rent expense.